FOR IMMEDIATE RELEASE

MacKenzie Realty Capital, Inc. announces an increase in the number of Shares it is offering to purchase of TIER REIT, Inc.

Moraga, Calif. (Market Wire)—June 20, 2014-- MacKenzie Realty Capital, Inc. has announced that it is increasing the number of Shares of TIER REIT, Inc. that it is offering to purchase from 500,000 to 1,000,000 based upon the response thus far.

To date, approximately 355,640 Shares have been tendered pursuant to this Offer.  The Offer will expire, unless extended, on July 8, 2014.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street, Suite 100
Moraga, California 94556